September 11, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Park-Ohio Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File Number 0-3134
Dear Mr. Cash:
     Park-Ohio Holdings Corp. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 1, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006, filed March 16, 2007, and the subsequent conversation between the staff and the Company last week.
     Below is the Company’s response to the comment in the Comment Letter. For the convenience of the staff, we have repeated the staff’s comment before the response.
Form 10-K for the fiscal year ended December 31, 2006
General
1.	We have reviewed your response to our prior comment one. We continue to believe that you are required by Rule 12-09 of Regulation S-X to include a schedule of your valuation and qualifying accounts in your filings. We note your belief that the allowance for doubtful accounts and the inventory reserve are not material to your financial statements. However, we do not believe it is appropriate to assess materiality of allowances solely based on their percent of total assets. Therefore, as previously requested, please supplementally provide the schedule and include it in future filings.

Response:
     In future filings, the Company will include a schedule of its valuation and qualifying accounts. The Company has attached a schedule of its valuation and qualifying accounts for the three years ended December 31, 2006 as Exhibit A.
* * *

Securities and Exchange Commission
September 11, 2007

     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-692-6674.

Sincerely,
PARK-OHIO HOLDINGS CORP.
/s/ Richard P. Elliott

RICHARD P. ELLIOTT

PARK-OHIO HOLDINGS CORP.	EXHIBIT A
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Dollars in thousands)

	Balance at	Charged to	Deductions		Balance at
	Beginning of	Costs and	and		End of
Description	Period	Expenses	Other		Period

Year Ended December 31, 2006:
Allowances deducted from assets:
Trade receivable allowances	$5,120	$2,330	($3,145)	(A)	$4,305
Inventory Obsolescence reserve	19,166	7,216	(3,404)	(B)	22,978
Tax valuation allowances	7,011	(4,806)	(1,889)	(D)	316
Product warranty liability	3,566	2,797	(2,806)	(C)	3,557

Year Ended December 31, 2005:
Allowances deducted from assets:
Trade receivable allowances	$3,976	$3,230	($2,086)	(A)	$5,120
Inventory Obsolescence reserve	18,604	6,704	(6,142)	(B)	19,166
Tax valuation allowances	19,231	(12,220)			7,011
Product warranty liability	4,281	2,593	(3,308)	(C)	3,566

Year Ended December 31, 2004:
Allowances deducted from assets:
Trade receivable allowances	$3,271	$2,090	($1,385)	(A)	$3,976
Inventory Obsolescence reserve	18,817	4,740	(4,953)	(B)	18,604
Tax valuation allowances	20,200	(3,042)	2,073		19,231
Product warranty liability	5,614	2,874	(4,207)	(C)	4,281

Note (A)- Uncollectible accounts written off, net of recoveries.
Note (B)- Amounts written off or payments incurred, net of acquired reserves.
Note (C)- Loss and loss adjustment.
Note (D)- Excess tax benefit initially recorded in connection with the exercise of stock options.